SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

09046611

SEC
Mail Processing
Section

JUL 13 2009

Washington, DC
122

July 6, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published July 3 and 6, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
July 3, 2009	Press Release	Skanska named preferred bidder for the development of PFI street lighting in Surrey, England	law and by the listing agreement with Stockholm Stock Exchange
July 6, 2009	Press Release	Skanska wins road project in Poland valued at about PLN 140 M, about SEK 340 M	law and by the listing agreement with Stockholm Stock Exchange

File Number 82-34932

SKANSKA

Press Release

July 6, 2009
12:35 pm CET

Skanska wins road project in Poland valued at about PLN 140 M, about SEK 340 M

Skanska has received an assignment to build a bypass road in the Warsaw region, Poland. The order amounts to PLN 140 M, or about SEK 340 M, which will be included in order bookings for the second quarter. The customer is the Polish Road Authority.

The project comprises extension of a 7-kilometer stretch of highway in Serock, about 40 km north of Warsaw. The project also includes seven overpasses and several wildlife crossings.

Work will begin in the summer and be completed during 2011.

Skanska Poland, one of the largest construction companies in the Poland, had sales of SEK 7.6 billion in 2008. The company has about 5,200 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Per-Lennart Berg, Press Spokesperson, Skanska, tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

July 3, 2009
12:30 pm CET

Skanska named preferred bidder for the development of PFI street lighting in Surrey, England

Skanska and John Laing, through a preferred-bidder agreement, have been selected to develop the street lighting network for the Surrey County Council in the UK.

The project is being carried out via a UK private finance initiative (PFI) program. This means that the Skanska-Laing consortium will be responsible for the finance, design, build, operation and maintenance of the lighting network for 25 years, starting in January 2010.

Skanska Infrastructure Development will invest approximately GBP 4.5 M, SEK 54 M, during the project period, representing its 50 percent share of the special purpose company. Skanska ID will be responsible for the development and management of the project together with its partner.

Following approval of the final contract by Surrey County Council, Skanska UK will receive an order for the installation, refurbishment, operation and maintenance of the lighting column stock across the County of Surrey. The contract is estimated to amount to approximately GBP 74 M, SEK 900 M. When the financing of the project is finalized, the construction contract will be signed and subsequently included in Skanska UK's order bookings.

During the first five years the project will involve replacing nearly 70,000 streetlights and refurbishing and upgrading some 18,000 light poles. Existing yellow/orange lights will be replaced with more energy efficient white light sources. Skanska also will be responsible for operation and maintenance during the contract period.

This project, and the recently awarded M25 extension, means that Skanska is entering new PFI/PPP markets in the UK. Skanska has been highly successful with regard to PFI/PPP hospital and school projects for many years.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,900 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the UK program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.